	VIA EMAIL AND EDGAR	November 21, 2017

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7010
USA

Attention:	Mr. Karl Hiller
Branch Chief

Dear Mr. Hiller:

RE:	Bellatrix Exploration Ltd.
Form 40-F for the Fiscal Year ended December 31, 2016
Filed March 17, 2017
File No. 001-35644

This letter is in response to your letter dated November 7, 2017 (the “Comment Letter”) regarding your review of the Annual Report on Form 40-F (the “Annual Report”) for the year ended December 31, 2016 of Bellatrix Exploration Ltd. (the “Company”). Set forth below in italics are your comments, followed by the Company’s responses.

Form 40-F for the Fiscal Year ended December 31, 2016

Exhibit 99.4

Supplementary Oil and Gas Information—(Unaudited)

Net Proved Oil and Natural Gas Reserves

1.                                      We note your disclosure about the revisions in proved reserves during 2016 indicates these result from separate and unrelated factors, including (i) “new wells exceeding expectations and existing wells outperforming the reserves assigned in the previous year” and (ii) “gas shrink in the Company’s major operating field was decreased year-over-year with the movement of production to the Company’s new operating gas plant, adding sales volumes as a proportion of raw volumes overall.”

Please expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained. Please identify the extent of any material changes caused by proved undeveloped locations becoming uneconomic, as may relate to changes in

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commodity prices, decisions to remove proved undeveloped locations due to changes in previously adopted development plans and the changes in total proved reserves caused by commodity prices in addition to the changes you have identified in your disclosure, to comply with FASB ASC 932-235-50-5.

Response:

Thank you for the comments.  Of the overall “Revisions of previous estimates” of 10,038.8 mboe, new wells exceeding expectations and existing wells outperforming the reserves assigned in 2015 amounted to 9,668.2 mboe (96%).  The Company also noted the impact of gas shrinkage, but that factor had an immaterial impact. In addition, in response to your comments above, in 2016 there were no material changes caused by proved undeveloped locations becoming uneconomic. Finally, the Company will include the above requested disclosure in future filings.

2.                                      Please expand your discussion to include comparable disclosure relating to the significant changes in the net quantities of proved reserves, other than production, for each period (i.e. including 2015), as outlined in our letter dated September 4, 2014, in comment two on similar disclosure in your Form 40-F for 2013.

Response:

Thank you for the comments.  As you correctly noted, the Company has undertaken to bolster its comparable period disclosure since receiving your letter on its Form 40-F for 2013.  In future filings, the Company will include that disclosure for both of the comparative fiscal years, rather than just the most recent fiscal year.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

3.                                      Please expand your disclosure to quantify, on both a discounted and undiscounted basis, the incremental asset retirement obligations that are not included as part of the production costs used to calculate the standardized measure for each period presented (e.g., as may pertain to abandonment and reclamation costs to be incurred for non-reserves wells), as agreed in your letter dated September 18, 2014, relating to comment three on similar disclosure in your Form 40-F for 2013.

Response:

We acknowledge the comment.  In future filings, the Company will disclose the incremental asset retirement obligations on both a discounted and undiscounted basis. For your information, for 2016, the incremental asset retirement obligation on a discounted basis was $13.8 million. As compared to the undiscounted amount that was disclosed, the Company viewed the discounted amount as immaterial. In addition, in future filings the Company will provide a comparative fiscal year disclosure in respect of the incremental asset retirement obligation.

Bellatrix Exploration Ltd. acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would be happy to provide additional information you may request or to respond to further inquiries.

Yours truly,

BELLATRIX EXPLORATION LTD.

/s/ Charles R. Kraus

Charles R. Kraus
Vice President, General Counsel
& Corporate Secretary

cc:	Mr. John Hodgin, Securities and Exchange Commission
Mr. Maxwell A. Lof, Bellatrix Exploration Ltd.